Exhibit 21

Subsidiaries of National Fuel Gas Company
As of September 30, 2015

State or Other
Jurisdiction of Incorporation
Legal Name	or Organization

National Fuel Gas Distribution Corporation	New York
National Fuel Gas Supply Corporation	Pennsylvania
Seneca Resources Corporation	Pennsylvania
Empire Pipeline, Inc.	New York
National Fuel Resources, Inc.	New York
National Fuel Gas Midstream Corporation	Pennsylvania
NFG Midstream Covington, LLC	Pennsylvania
NFG Midstream Trout Run, LLC	Pennsylvania
NFG Midstream Processing, LLC	Pennsylvania
NFG Midstream Mt. Jewett, LLC	Pennsylvania
Seneca-NFG Midstream Owls Nest, LLC	Pennsylvania
NFG Midstream Tionesta, LLC	Pennsylvania
NFG Midstream Clermont, LLC	Pennsylvania
NFG Midstream Wellsboro, LLC	Pennsylvania